[LETTERHEAD OF DECHERT LLP]
                    August 27, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, DC 20549

Re:	Morgan Stanley Small-Mid Special Value Fund (the “Fund”) Securities Act File No. 333-83234 Post-Effective Amendment No. 11 Investment Company Act No. 811-21042 Amendment No. 12
Dear Sir or Madam:
     In connection with the filing of Post-Effective Amendment No. 11 to the Fund’s Registration Statement on Form N-1A, we hereby represent, pursuant to Rule 485(b), that the said Post-Effective Amendment No. 11 filed pursuant to Rule 485(b) under the Securities Act of 1933 does not contain any disclosures which would render it ineligible to become effective pursuant to said Rule 485(b).
Very truly yours,
/s/ Stuart Strauss
Stuart Strauss